Exhibit A

(as of November 13, 2025)

Series of the Trust

Series	Effective Date

First Trust Global Tactical Commodity Strategy Fund	September 16, 2013

First Trust Alternative Absolute Return Strategy ETF	April 12, 2016

First Trust Enhanced Stocks, Bonds & Gold ETF	November 13, 2025